

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2009

<u>**Via Facsimile and U.S. Mail**</u>
Michael J. Choate, Esq.
Shefsky & Froelich
111 E. Wacker Drive, Suite 2800
Chicago, Illinois 60601

Re: **Biggest Little Investments, L.P.**
  Schedule TO-T
  Filed by Ben Farahi
  File Number 005-56511
  Filed on January 30, 2008

Dear Mr. Choate:

  We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

General

1. Rule 13e-3 is applicable to any transaction or "series of transactions" of the type
    specified in Rule 13e-3(a)(3)(i) and that are "reasonably likely" to cause a class of
    securities registered under Section 12(g) of the Exchange Act to become eligible for
    termination of registration under Rule 12g-4 or causing the reporting obligations with
    respect to such class to become eligible for termination under Rule 12h-3 or Section
    15(d). We believe that this tender offer may be viewed as part of a series of
    transactions that are reasonably likely to cause the limited partnership units to become
    eligible for termination of registration or periodic reporting.   We note in particular
    the following facts:

    •   The history of periodic purchases of these units by Mr. Farahi and his affiliates,
        including several prior tender offers, the most recent having terminated as of
        February 2008;

    •   The numerous private purchases of these units conducted over the years, inclusive
        of purchases made on July 1, 2008 and between September 2008 through
        December 2008;

    •   The initiation of the dissolution of Western Real Estate Investments, LLC by Mr.
        Ben Farahi which caused the distribution to Mr. Ben Farahi of one-third of the
        limited partnership interests held by Western;

    •   The statements by Mr. Farahi in these tender offer materials concerning his intent
        to purchase additional units;

    •   The number of units already owned or controlled by Mr. Farahi and the fact that
        he is seeking to purchase an additional 13.8% of outstanding partnership units, for
        a total of approximately 47.8% of outstanding units if this offer is fully
        subscribed;

    •   The fact that in September 2005, the partnership's limited partnership agreement
        was amended to provide the general partner (Mr. Farahi) with a right of first
        refusal to purchase units from selling limited partners who propose to sell their
        units to any purchaser who is not already a limited partner, thereby potentially
        resulting in additional purchases of units by Mr. Farahi; and,

    •   Our prior staff letters that have indicated on repeated occasions that the current
        series of transactions appear to be indicative of Mr. Farahi's intent to take the

company private and requesting that the appropriate disclosure document on
Schedule 13E-3 be filed.

Please file a Schedule 13E-3.

Item 3. Identity and Background of Filing Person

2. We note that both Mr. Ben Farahi and Maxum LLC have filed beneficial ownership
reports pursuant to Regulation 13D-G with respect to the ownership interest in the
partnership. In light of their joint Schedule 13D filings, it would appear that Maxum
LLC should be identified as filing person in the tender offer. Please refer to Item 3 of
Schedule TO, Instruction C thereto and Item 1003(a) of Regulation M-A. Please
revise to include the information called for by that provision with respect to each
filing person. Alternatively, please provide us with your analysis of why you do not
believe Maxum LLC is a bidder in the tender offer. Please refer to Section II.D.2. of
the November 14, 2000 Current Issues Outline available at
http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Item 10. Financial Statements

3. You state that "assets that are not readily marketable [do not] mak[e] up a significant
portion" of Mr. Farahi's net worth. Instruction 4 to Item 10 of Schedule TO,
however, requires that you identify the nature and approximate amount of Mr.
Farahi's net worth that consists of illiquid assets. Please revise your disclosure
accordingly.

Offer to Purchase

Section 8. Future Plans, page 14

4. We direct your attention to the requirements of Item 1006(c) of Regulation M-A,
which requires the bidder to describe any plans or proposals relating to a variety of
extraordinary corporate matters. If material, please disclose whether the dispute
between the Farahi brothers that emerged following Mr. Ben Farahi's attempt to
initiate the dissolution of Western, impacts the manner in which the Farahi brothers
will exercise their respective control through their voting interests over the future
plans of the company. For example, if Bob and John Farahi do not intend to take
action as a voting block with Ben Farahi, please disclose this fact and the potential
consequences to any future plans Mr. Ben Farahi has for the company.

Closing Comment

Please amend your document in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please electronically file your correspondence on EDGAR. Please be reminded that we may have additional comments after reviewing your responses to our comments.

In connection with responding to our comments, please provide, in writing from each of the filing parties a statement acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings. We therefore urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Very truly yours,

Mellissa Campbell Duru
Attorney Advisor
Office of Mergers and
Acquisitions